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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-14299

        (Check One)

        [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K

        [ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

        For Period ended: March 31, 2002

        [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
            and Form 10-KSB                     and Form 10-QSB

        [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR

        [ ] Transition Report on Form 11-K

        For the Transition Period ended
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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I

                             REGISTRANT INFORMATION

        Full name of registrant NATIONSRENT, INC.

        Former name if applicable
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        Address of principal executive office (STREET AND NUMBER):

                  450 East Las Olas Blvd.

        City, state and zip code:

                  Fort Lauderdale, Florida 33301

                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [ ](b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



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        As reported on a current report on Form 8-K filed on December 20, 2001,
NationsRent, Inc. and its subsidiaries (collectively, the "Debtors") filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court") on December 17, 2001. The petitions have been jointly designated as Case No. 01-11628 (PJW). The Debtors continue to operate their business and manage their properties as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

        Since the date the Debtors filed their Chapter 11 petitions, the Debtors' accounting and financial staff, who are integral to the preparation of NationsRent's periodic reports to be filed pursuant to the Securities Exchange Act of 1934, as amended, have been primarily engaged in dealing with bankruptcy related matters and, together with NationsRent's advisors, formulating a detailed business plan which will form the basis of a reorganization plan. The development and implementation of the reorganization plan includes, among other burdens, the administration of the Chapter 11 cases; preparing detailed financial budgets and projections; formulating and preparing disclosure materials required by the Bankruptcy Court, including Monthly Operating Reports; reconciling and resolving proofs of claim; analyzing accounts payable and receivable; assembling data for the valuation and schedule of the Debtors' assets and liabilities and statement of financial affairs to be filed with the Bankruptcy Court; and seeking debtor-in-possession financing. In addition, the Debtors' application for retention of their independent auditor was not approved by the Bankruptcy Court until April 2, 2002. As a result of the foregoing, NationsRent's financial statements for the year ended December 31, 2001 are only now being completed and audited, and the preparation and review of NationsRent's financial statements for the quarter ended March 31, 2002 has also been delayed. In light of the significant resources and time dedicated by NationsRent's accounting and financial staff to matters related to the Chapter 11 petitions, and the requirement that the retention of the Debtors' independent auditor be approved by the Bankruptcy Court, which delayed the completion and audit of NationsRent's financial statements for the fiscal year ended December 31, 2001, NationsRent has been unable to prepare its report on Form 10-Q for the quarter ended March 31, 2002. NationsRent intends to file its Form 10-Q after its Form 10-K for the year ended December 31, 2001 is completed and filed, which is expected occur by the end of the second quarter of 2002. NationsRent has and will continue to file, on current reports on Form 8-K, its Monthly Operating Reports as required by the Bankruptcy Court.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Ezra Shashoua                      (954)        760-6550
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         (Name)                             (Area Code)  (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [ ] Yes   [X] No

        As discussed above, NationsRent's annual report on Form 10-K for the year ended December 31, 2001 has not yet been completed. This report is expected to be completed and filed by the end of the second quarter of 2002.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        NationsRent expects that the results of operations for the quarter ended March 31, 2002 will show a significant decline in its net income from the same period in 2001. NationsRent has released its Monthly Operating Reports for January, February and March 2002 on current reports on Form 8-K dated March 20, 2002, March 27, 2002 and April 24, 2002, respectively. These results in the aggregate show a significant increase in NationsRent's net loss from the same period in 2001 as a result of filing for bankruptcy protection and other matters discussed above. These results are preliminary and have not been reviewed by NationsRent's independent auditor.


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                                NATIONSRENT, INC.
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May 16, 2002                     By /s/ Ezra Shashoua
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                                              Ezra Shashoua, Executive Vice
                                              President and Chief Financial
                                              Officer